Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG resolves to issue qualified subordinated mandatory convertible bonds

Leverkusen, Germany, February 26, 2020 – The Executive Board of Biofrontera AG (NASDAQ ticker symbol: BFRA, ISIN: DE0006046113), today resolved, with the approval of the Supervisory Board, to issue two qualified subordinated mandatory convertible bonds.

The following are to be issued (i) 0.5 % qualified subordinated mandatory convertible bond 2020/2024 and (ii) 1.0 % qualified subordinated mandatory convertible bond 2020/2026.

Both mandatory convertible bonds consist of up to 1,600,000 bonds with a principal amount of EUR 5.00 each and a total principal amount of up to EUR 8,000,000.

In accordance with the bond terms and conditions, each of these bonds can be converted into no-par ordinary registered shares of the Company with a notional interest in the share capital of EUR 1.00 per share and a right to dividends from the year of the share issue. The initial conversion price per share is EUR 5.00. The initial conversion ratio is 1 : 1.

The bondholders are obliged to convert their bonds at the maturity date of the convertible bond unless the Company waives such mandatory conversion at maturity. Furthermore, the Company is entitled to convert the convertible bonds into shares at any time if a mandatory conversion trigger price defined in the bond terms and conditions has been met.

The shareholders are granted the preemptive right to the convertible bonds as an indirect subscription right via Lang & Schwarz Broker GmbH, Düsseldorf.

The subscription price will be published in the Federal Gazette (Bundesanzeiger) and via an electronic publication no later than three days before the end of the subscription period. The subscription price will be based on the stock exchange price of the Company’s shares (ISIN: DE0006046113) at the time the subscription price is determined and will not exceed 100% of the nominal value of the convertible bonds of EUR 5.00 each. The subscription price will be established based on the ratio of the stock exchange price of the shares of the Company to the nominal value of the convertible bonds as a percentage of the nominal value of the convertible bonds, whereby a discount of up to 10 % may be applied to the percentage determined by this method. §§ Sections 199 (2) and 9 (1) AktG remain unaffected.

For further details, please refer to the Subscription Offer, which will be published in the Federal Gazette soon.

The Company intends to use the expected net proceeds of approximately EUR 15 million to fund clinical studies for label expansion of Ameluz®, to further finance sales and marketing efforts of Ameluz® in the USA and for working capital and general corporate purposes.

The Executive Board

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

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